Exhibit 1

British American Tobacco p.l.c.

10 February 2025

Board and Committee Changes

Uta Kemmerich-Keil will join the Board of British American Tobacco p.l.c. (BAT) as an independent Non-Executive Director with effect from 17 February 2025 and will be appointed as a member of the Audit and Nominations Committees.

Uta previously held the role of Chief Executive Officer, Personal Healthcare International at P&G from 2018 to 2020, and prior to that spent 19 years at Merck Group where she held several roles including Chief Executive Officer, Consumer Health Division, Chief Executive Officer, Allegropharma and Global Business Unit Head, Allergy as well as Head of Corporate M&A, Treasury and Finance. Prior to joining Merck Group, Uta was a Senior Financial Auditor at Hoechst AG.   Uta currently serves as a member of the Supervisory Board and Chair of the Audit Committee at Beiersdorf.

Commenting on the appointment, Luc Jobin, Chair of the Board, said: "I am pleased to welcome Uta Kemmerich-Keil to our Board. Her strong general management background in regulated industries, combined with her experience in consumer, digital and strategic transformation will be beneficial as BAT continues on its ambition to build a Smokeless World".

BAT also announces that it has received notice from Murray S. Kessler, Non-Executive Director of the Company, that he will step down from the Board with effect from 17 February 2025 to focus on his recent appointment as Chief Executive Officer of Wellington International LLC.

Commenting on Murray’s departure, Luc Jobin, said: "I would like to thank Murray for his contribution during his tenure and his valuable insights to the Board. We wish him well in this new endeavour."

In light of the above changes, a review of the Company's Board Committees membership has been undertaken. Karen Guerra, a Non-Executive Director of the Company, will join the Remuneration Committee and step down from the Audit Committee with effect from 10 February 2025.

The Company's Audit Committee and Remuneration Committee membership as at 17 February 2025 is set out below:

Audit Committee	Remuneration Committee
Darrell Thomas (Committee Chair)	Kandy Anand (Committee Chair)
Holly Keller Koeppel	Karen Guerra
Uta Kemmerich-Keil	Serpil Timuray
Véronique Laury

Enquiries:

Media Centre

+44 (0) 20 7845 2888 (24 hours) | @BATplc

Investor Relations

Victoria Buxton: +44 (0)20 7845 2012 | IR_team@bat.com

Additional information

1.  This announcement is made in compliance with the Company's obligations under UKLR 6.4.6.

2.  In accordance with the Listing Rules, Uta Kemmerich-Keil is Board member of Beiersdorf AG and Karo Healthcare AB (formerly listed as Karo Pharma AB). She was previously a Board member of Biotest AG, Affimed N.V.. There are no additional matters that would require disclosure under UKLR 6.4.8 in respect of this appointment.